Exhibit 99.1
Perfect Corp. Reports Unaudited Financial Results for the Three Months and Six Months Ended June 30, 2026
New York – July 27, 2026 – Perfect Corp. (NYSE: PERF) (“Perfect” or the “Company”), a leading artificial intelligence (“AI”) company offering AI and augmented reality (“AR”) powered solutions to beauty and fashion industries, today announced its unaudited financial results for the three months and six months ended June 30, 2026.
Highlights for the Three Months Ended June 30, 2026
•Total revenue was $16.3 million for the three months ended June 30, 2026, remaining stable compared to the same period of 2025.
•Gross profit was $13.2 million for the three months ended June 30, 2026, compared to $12.3 million in the same period of 2025, an increase of 7.4%.
•Operating loss was $0.1 million for the three months ended June 30, 2026, compared to an operating loss of $1.5 million in the same period of 2025, representing an improvement of $1.4 million.
•Net income was $1.3 million for the three months ended June 30, 2026, compared to $0.2 million during the same period of 2025, an increase of 518.4%.

Ms. Alice H. Chang, Founder, Chairwoman, and Chief Executive Officer of Perfect Corp., commented, “Perfect Corp. continues to prioritize the advancement of our consumer (B2C) and enterprise (B2B) businesses through AI-driven innovation. While the rapid evolution of AI is creating both opportunities and challenges across the sector, ongoing demand for Generative AI and Agentic AI solutions reinforces our commitment to developing products and services that address these evolving needs. We also remain focused on strengthening our technology capabilities and expanding our solutions to pursue opportunities across both business segments.”

Financial Results for the Three Months Ended June 30, 2026
Revenue
Total revenue remained stable at $16.3 million for the three months ended June 30, 2026, compared to the same period of 2025, as continued growth in YouCam mobile app and web services subscriptions was offset by a decrease in licensing revenue.
•AI- and AR- cloud solutions and subscription revenue remained relatively stable at $14.9 million for the three months ended June 30, 2026, compared to the same period of 2025. AI- and AR- cloud solutions and subscription revenue was primarily driven by the revenue growth from YouCam mobile app and web subscriptions, supported by growing popularity among consumers for Generative AI technologies and AI editing features for photos and videos.
•Licensing revenue was $0.7 million for the three months ended June 30, 2026, compared to $1.0 million in the same period of 2025, a decrease of 25.3%.The Company anticipates that this legacy non-recurring revenue will become increasingly immaterial as it continues to prioritize enhancing its market leadership in the consumer beauty and AI mobile apps and web subscriptions as well as AI- and AR-based SaaS subscription solutions for brands and customers.

Gross Profit
Gross profit was $13.2 million for the three months ended June 30, 2026, compared with $12.3 million in the same period of 2025, an increase of 7.4%. Gross margin was 80.9% for the three months ended June 30, 2026, an increase from 75.3% in the same period of 2025. The increase in gross margin during the quarter was primarily due to the increase in operational efficiency resulting from the ongoing realignment of engineering professionals as we continue to transition from customization of software toward more standardized AI/API solutions for our customer base.
Total Operating Expenses
Total operating expenses were $13.3 million for the three months ended June 30, 2026, compared with $13.8 million in the same period of 2025, a decrease of 3.2%. The decrease was primarily due to decreases in research and development and general and administrative expenses in the second quarter of 2026.
•Sales and marketing expenses remained stable at $7.8 million for the three months ended June 30, 2026, compared to the same period of 2025.
•Research and development expenses were $3.6 million for the three months ended June 30, 2026, compared to $4.0 million during the same period of 2025, a decrease of 11.0%. This decrease was primarily due to reduction of engineering resources by creating better synergies among different product development teams.
•General and administrative expenses were at $1.9 million for the three months ended June 30, 2026, and compared to $2.0 million for the same period of 2025, a decrease of 6.9%, demonstrating our effective cost control.

Total Operating Loss
Total operating loss narrowed to $0.1 million for the three months ended June 30, 2026, compared to $1.5 million during the same period of 2025. The improvement in operating results was primarily driven by higher gross profit, while operating expenses remained steady.

Net Income
Net income was $1.3 million for the three months ended June 30, 2026, compared to $0.2 million during the same period of 2025. The significant increase in net income was primarily due to improved gross margin, increase in gains on financial liabilities and lower operating expenses resulting from effective cost control.

Operating Cash Flow
Operating cash flow was $1.0 million in the three months ended June 30, 2026, compared to $3.7 million in the same period of 2025, a decrease of 73.6%. This decrease was primarily due to fewer current contract liabilities and higher income tax paid, partially offset by higher profit before tax.

Financial Results for the Six Months Ended June 30, 2026
Revenue
Total revenue was $34.3 million for the six months ended June 30, 2026, compared to $32.4 million in the same period of 2025, an increase of 5.9%.
•AI- and AR- cloud solutions and subscription revenue was $30.4 million for the six months ended June 30, 2026, compared to $29.0 million in the same period of 2025, an increase of 5.0%. The increase was primarily driven by the continued revenue growth from YouCam mobile app and web subscriptions, supported by growing popularity among consumers for Generative AI technologies and AI editing features for photos and videos.
•Licensing revenue was $2.2 million for the six months ended June 30, 2026, compared to $2.6 million in the same period of 2025, a decrease of 13.2%.

Gross Profit
Gross profit was $27.9 million for the six months ended June 30, 2026, compared with $24.8 million in the same period of 2025, an increase of 12.7%. Gross margin was 81.5% for the six months ended June 30, 2026, an increase from 76.6% in the same period of 2025. The increase in gross margin during the first half of 2026 was primarily due to the increase in operational efficiency by supplying standardized SaaS solutions with fewer brand-specific customization efforts.

Total Operating Expenses
Total operating expenses were $26.6 million for the six months ended June 30, 2026, compared with $26.4 million in the same period of 2025, an increase of 0.6%.
•Sales and marketing expenses remained relatively stable at $15.5 million for the six months ended June 30, 2026, compared to $15.2 million during the same period of 2025.
•Research and development expenses was $7.1 million for the six months ended June 30, 2026, compared to $7.6 million during the same period of 2025, a slight decrease of 6.3%.
•General and administrative expenses were at $3.6 million for the six months ended June 30, 2026, and compared to $3.7 million for the same period of 2025, a slight decrease of 3.1%, demonstrating our effective cost control.

Total Operating Income/Loss
Total operating income was $1.4 million for the six months ended June 30, 2026, compared to an operating loss of $1.6 million during the same period of 2025. The swing to profitability was primarily driven by higher gross profit, while operating expenses grew only modestly.

Net Income
Net income was $3.6 million for the six months ended June 30, 2026, compared to $2.5 million during the same period of 2025, an increase of 45.3%. The positive net income was supported by our steady revenue growth and effective cost control.

Operating Cash Flow
Operating cash inflow was $5.2 million in the six months ended June 30, 2026, compared to $8.0 million in the same period of 2025, a decrease of 34.8%. The decrease was primarily driven by lower current contract liabilities and higher income tax paid. The Company continues to invest in growth while maintaining a positive operating cash flow to support business operations.

Liquidity and Capital Resource
As of June 30, 2026, the Company’s cash and cash equivalents remained stable at $125.6 million (or $177.1 million when including 6-month time deposits of $36.4 million and US Treasuries of $15.1 million, which are classified as current and non-current financial assets at amortized cost under IFRS, respectively), compared to $120.6 million (or $176.4 million when including time deposits, US Treasuries and money market funds) as of March 31, 2026.

Key Business Metrics
•The number of active subscribers for the Company's YouCam mobile beauty apps and web services was 820,000 as of June 30, 2026, compared to over 960,000 as of June 30, 2025, a decrease of 14.6%. The decline was attributable to the increased competition through the rapidly shifting landscape of AI driven apps.
•The number of Key Customers1 of the Company as of June 30, 2026 was 113 compared to 139 as of June 30, 2025. The net decline in the number of Key Customers was primarily due to customer downgrades in service subscription spending.
Recent Development
On March 18, 2026, Perfect announced receipt of preliminary non-binding “Going Private” proposal.
On March 23, 2026, Perfect’s Board announced the formation of special committee to evaluate on the preliminary non-binding “Going Private” proposal received on March 18, 2026.
On April 20, 2026, Perfect announced appointment of financial advisor and legal counsel to the special committee.
On July 10, 2026, Perfect announced that it has entered into a Definitive Agreement for a Going-Private Transaction.

About Perfect Corp.
Founded in 2015, Perfect Corp. is a leading AI company offering self-developed AI- and AR- powered solutions dedicated to transforming the world with digital tech innovations that make your virtual world beautiful. On Perfect’s direct consumer business side, Perfect operates a family of YouCam consumer apps and web-editing services for photo, video and camera users, centered on unleashing creativity with AI-driven features for creation, beautification and enhancement. On Perfect’s enterprise business side, Perfect empowers major beauty, skincare, fashion, jewelry, and watch brands and retailers by supplying them with omnichannel shopping experiences through AR product try-ons and AI-powered skin diagnostics. With cutting-edge technologies such as Generative AI, real-time facial and hand 3D AR rendering and cloud solutions, Perfect enables personalized, enjoyable, and engaging shopping journey and helps brands elevate customer engagement, increase conversion rates, and propel sales growth. Throughout this journey, Perfect maintains its unwavering commitment to environmental sustainability and fulfilling social responsibilities. For more information, visit https://ir.perfectcorp.com/.
Forward-Looking Statements
This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on beliefs and assumptions and on information currently available to Perfect. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. These statements are based on Perfect’s reasonable expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially
1 “Key Customers” refers to the Company’s brand customers who contributed revenue of more than $50,000 in the trailing 12 months ended on the measurement date.

from current expectations. These factors are difficult to predict accurately and may be beyond Perfect’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Perfect to predict these events or how they may affect Perfect. In addition, risks and uncertainties are described in Perfect’s filings with the Securities and Exchange Commission. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Perfect cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that Perfect presently does not know or that Perfect currently does not believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Perfect, its directors, officers or employees or any other person that Perfect will achieve its objectives and plans in any specified time frame, or at all. Except as required by applicable law, Perfect does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of Perfect as of any date subsequent to the date of this communication.

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2025 AND JUNE 30, 2026
(Expressed in thousands of United States dollars)

	December 31, 2025	June 30, 2026
Assets	Amount	Amount
Current assets
Cash and cash equivalents	$125,976	$125,621
Current financial assets at amortized cost	36,300	36,400
Current contract assets	968	934
Accounts receivable	7,567	5,955
Other receivables	358	423
Current income tax assets	22	22
Inventories	17	16
Other current assets	2,138	1,706
Total current assets	173,346	171,077
Non-current assets
Non-current financial assets at amortized cost	10,173	15,122
Property, plant and equipment	695	625
Right-of-use assets	659	625
Intangible assets	4,421	4,360
Deferred income tax assets	2,483	2,641
Guarantee deposits paid	193	170
Total non-current assets	18,624	23,543
Total assets	$191,970	$194,620

(Continued)

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS (continued)
DECEMBER 31, 2025 AND JUNE 30, 2026
(Expressed in thousands of United States dollars)

	December 31, 2025	June 30, 2026
Liabilities and Equity	Amount	Amount
Current liabilities
Current contract liabilities	$21,902	$20,441
Other payables	12,831	13,395
Other payables – related parties	72	62
Current tax liabilities	996	897
Current provisions	1,061	1,307
Current lease liabilities	444	478
Other current liabilities	359	375
Total current liabilities	37,665	36,955
Non-current liabilities
Non-current financial liabilities at fair value through profit or loss	419	27
Deferred income tax liabilities	488	470
Non-current lease liabilities	239	166
Net defined benefit liability, non-current	64	63
Total non-current liabilities	1,210	726
Total liabilities	38,875	37,681

Equity
Capital stock
Perfect Class A Ordinary Shares, $0.1 (in dollars) par value	8,506	8,506
Perfect Class B Ordinary Shares, $0.1 (in dollars) par value	1,679	1,679
Capital surplus
Capital surplus	514,400	514,687
Retained earnings
Accumulated deficit	(370,793)	(367,160)
Other equity interest
Other equity interest	(697)	(773)
Total equity	153,095	156,939
Total liabilities and equity	$191,970	$194,620

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Expressed in thousands of United States dollars)

	Three months ended June 30		Six months ended June 30
	2025	2026	2025	2026
Items	Amount	Amount	Amount	Amount
Revenue	$16,347	$16,339	$32,361	$34,275
Cost of sales and services	(4,040)	(3,116)	(7,580)	(6,358)
Gross profit	12,307	13,223	24,781	27,917
Operating expenses
Sales and marketing expenses	(7,810)	(7,826)	(15,170)	(15,476)
General and administrative expenses	(2,001)	(1,862)	(3,707)	(3,593)
Research and development expenses	(4,030)	(3,587)	(7,595)	(7,119)
Expected credit losses (gains)	67	(56)	67	(363)
Total operating expenses	(13,774)	(13,331)	(26,405)	(26,551)
Operating income (loss)	(1,467)	(108)	(1,624)	1,366
Non-operating income and expenses
Interest income	1,587	1,459	3,164	2,816
Other income	14	13	16	33
Other gains and losses	526	317	1,592	304
Finance costs	(3)	(5)	(6)	(9)
Total non-operating income and expenses	2,124	1,784	4,766	3,144
Income before income tax	657	1,676	3,142	4,510
Income tax expense	(450)	(396)	(642)	(877)
Net income	$207	$1,280	$2,500	$3,633

Other comprehensive income
Components of other comprehensive income that will be reclassified to profit or loss
Exchange differences arising on translation of foreign operations	$103	$(31)	$211	$(76)
Other comprehensive income, net	$103	$(31)	$211	$(76)
Total comprehensive income	$310	$1,249	$2,711	$3,557
Net income, attributable to:
Shareholders of the parent	$207	$1,280	$2,500	$3,633
Total comprehensive income attributable to:
Shareholders of the parent	$310	$1,249	$2,711	$3,557
Earnings per share (in dollars)
Basic earnings per share of Class A and Class B Ordinary Shares	$0.002	$0.013	$0.025	$0.036
Diluted earnings per share of Class A and Class B Ordinary Shares	$0.002	$0.013	$0.025	$0.036

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Expressed in thousands of United States dollars)

	Three months ended June 30		Six months ended June 30
	2025	2026	2025	2026
Items	Amount	Amount	Amount	Amount
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax	$657	$1,676	$3,142	$4,510
Adjustments to reconcile profit (loss)
Depreciation expense	217	216	427	433
Amortization expense	44	30	75	61
Expected credit losses (Reversal of expected credit losses)	(67)	56	(67)	363
Interest income	(1,587)	(1,459)	(3,164)	(2,816)
Interest expense	3	5	6	9
Net gains on financial assets at fair value through profit or loss	(9)	(9)	(9)	(26)
Net gains on financial liabilities at fair value through profit or loss	(85)	(282)	(1,036)	(392)
Share-based payment transactions	280	73	900	287
Changes in operating assets and liabilities
Accounts receivable	456	721	(359)	1,243
Current contract assets	(88)	(137)	126	24
Other receivables	(22)	55	(22)	—
Other current assets	148	237	362	433
Current contract liabilities	333	(2,563)	4,309	(1,432)
Other payables	2,137	1,606	1,493	576
Other payables – related parties	10	(49)	16	(10)
Current provisions	81	100	(519)	257
Other current liabilities	(34)	40	(47)	19
Cash inflow generated from operations	2,474	316	5,633	3,539
Interest received	1,765	1,701	3,181	2,838
Interest paid	(3)	(5)	(6)	(9)
Income tax paid	(575)	(1,045)	(821)	(1,159)
Net cash flows from operating activities	3,661	967	7,987	5,209
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through profit or loss	(6,143)	—	(6,143)	(6,287)
Proceeds from disposal of financial assets at fair value through profit or loss	—	4,242	2,746	6,313
Acquisition of financial assets at amortized cost	(30,000)	(25,000)	(36,300)	(41,436)
Proceeds from disposal of financial assets at amortized cost	30,000	25,000	36,000	36,300
Acquisition of subsidiaries, net of cash acquired	(428)	—	(5,981)	—
Acquisition of property, plant and equipment	(119)	(39)	(165)	(95)
Proceeds from disposal of property, plant and equipment	1	—	1	1
(Increase) Decrease in guarantee deposits paid	(15)	(3)	(67)	23
Net cash flows from (used in) investing activities	(6,704)	4,200	(9,909)	(5,181)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of principal portion of lease liabilities	(169)	(139)	(303)	(274)
Net cash flows used in financing activities	(169)	(139)	(303)	(274)
Effects of exchange rates changes on cash and cash equivalents	246	(40)	441	(109)
Net increase (decrease) in cash and cash equivalents	(2,966)	4,988	(1,784)	(355)
Cash and cash equivalents at beginning of period	128,303	120,633	127,121	125,976
Cash and cash equivalents at end of period	$125,337	$125,621	$125,337	$125,621

Investor Relations Contact
Investor Relations, Perfect Corp.
Email: Investor_Relations@PerfectCorp.com
Category: Investor Relations